ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 7, 2013. Shareholders voted to elect Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

                        For          Withheld
Uwe E. Reinhardt        12,708,106   445,901

Uwe E. Reinhardt was elected to serve until the 2016 Annual Meeting.

Trustees serving until the 2014 Annual Meeting are Michael W. Bonney, William S. Reardon,CPA and Oleg M. Pohotsky.

Trustees serving until the 2015 Annual Meeting are Rakesh K. Jain, Ph.D., Daniel R. Omstead,Ph.D. and Lucinda H. Stebbins, CPA.

Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2013 by the following votes:

For           Against      Abstain
13,009,075    85,492       59,441